UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MILACRON HOLDINGS CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

59870L106

(CUSIP Number)

DECEMBER 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59870L106	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alberta, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,972,499
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,972,499
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,972,499
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) FI

Item 1(a).	Name of Issuer

Milacron Holdings Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices

3010 Disney Street

Cincinnati, OH 45209

Item 2.	(a) Name of Person Filing

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corp.

(b) Address of Principal Business Office or, if none, Residence

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corp.

1100-10830 Jasper Avenue

Edmonton, A0 T5J 2B3

(c) Citizenship

Alberta, Canada

(d) Title of Class of Securities

Common Stock, par value $0.01 per share (the “Shares”)

(e) CUSIP Number

59870L106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Item 4(a).	Amount Beneficially Owned: 7,972,499 Shares

Her Majesty the Queen in Right of the Province of Alberta holds the Shares reported herein in her own capacity and as trustee/nominee for certain Alberta pension clients for which Alberta Investment Management Corporation serves as investment manager pursuant to the Alberta Investment Management Corporation Act R.S.A. C.A. 26-5 (2007). Such clients have the right to receive dividends from, or the proceeds from the sale of, such Shares held on their behalf.

Item 4(b).	Percent of class: 11.8%

The ownership percentage is based upon the 67,296,678 Shares outstanding as of December 31, 2015 as provided by the Issuer’s transfer agent.

Item 4(c).	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 7,972,499

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 7,972,499

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2016

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA AS REPRESENTED BY ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ John Reay
Name:	John Reay
Title:	Chief Compliance Officer and Associate General Counsel